Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan  48801

May 17, 2012

Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:          Firstbank Corporation
Amendment No. 1 to the Registration Statement on Form S-1
Filed May 16, 2012
File No. 333-180773

Dear Mr. Clampitt:

   We have reviewed the comment in your letter dated May 17, 2012, with respect to Firstbank Corporation ("Firstbank" or "the Company" or "we" or "us") and the Registration Statement on Form S-1 referenced above.

   Our response to the comment appears below.  For your convenience, we have copied your comment immediately preceding our response.

Voting Rights, page S-3

1.	Revise the added narrative regarding nominations to briefly describe whether the company or the holders will nominate the directors and how that process will occur.

RESPONSE:   We have revised the narrative to further describe the nomination process.

* * * * *
The Company acknowledges the following:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
May 17, 2012

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Thank you for your review and comments. If you have any questions, please do not hesitate to call me at (989) 466-7325 or our legal counsel Harvey Koning at Varnum LLP telephone (616) 336-6588.

Very truly yours,

FIRSTBANK CORPORATION

\s\ Samuel G. Stone
Samuel G. Stone
Executive Vice President and Chief Financial Officer

cc:	Harvey Koning, Varnum LLP